Exhibit 4.11

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is entered into as of April 1, 2020 by and between Stefan Galluppi, an individual, an employee (the "Executive") and Conversion Labs, Inc., (the "Company"). The Executive and the Company are also each hereinafter referred to individually as a "Party" and together as the "Parties".

RECITALS

WHEREAS, the Parties entered into that certain Employment Agreement dated March 18, 2019 whereby the Company hired Executive to serve as the Company's Chief Technology and Operations Officer and perform other duties as the Company may provide (the "Original Agreement"); and

WHEREAS, the Parties desire to amend the Original Agreement to increase the Executive's annual salary and discretionary bonus.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1. Amendments. The Original Agreement shall be amended as follows, in accordance with the terms and conditions of Section 12.5 thereof:

a. References to this "Agreement" shall mean the Original Agreement as amended by this Amendment.

b. Section 3.1 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

3.1. As compensation for all services to be rendered pursuant to this Agreement to or at the request of Company, Company agrees to pay Employee a salary at the rate of One Hundred Eighty Thousand and No/100ths Dollars ($180,000) per annum (the "Salary"), payable in semi-monthly installments each month during Employee's Term of Employment.

c. Section 3.5 of the Original Agreement is hereby deleted in its entirety and replaced with the following:

3.5. In addition to Employee's Salary as stated herein, Employee shall be eligible for an annual discretionary bonus of up to One Hundred Thousand and No/100ths Dollars ($100,000), payable at the discretion of the Company's board of directors.

2. Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule (whether of the State of California or any other jurisdiction).

Any legal proceeding arising out of or based upon this Agreement shall be instituted in the federal courts or the courts of the state of California and each party irrevocably submits to the exclusive jurisdiction of such courts in any such proceeding.

3. Counterparts. This Amendment may be executed in several counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one agreement binding on all parties hereto, notwithstanding that all the parties shall not have signed the same counterpart.

IN WITNESS WHEREOF, each of the undersigned hereby (a) executes this Agreement; (b) confirms its agreement with the provisions and covenants herein provided; and (c) agrees to be bound by this Agreement.

EXECUTIVE:

By:__________________________
Stefan Galluppi, an individual

CONVERSION LABS, INC.

By:__________________________
Name: Justin Schreiber
Title: Chief Executive Officer